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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

REDENVELOPE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

75733 R 601

(CUSIP Number)

12/31/03

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (02-02)

Schedule 13G	Page 2 of 8

CUSIP No. 75733 R 601

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). R. Ian Chaplin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒   Joint filing pursuant to 13d-1(k)(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. citizen

	5.	Sole Voting Power
		0

Number of	6.	Shared Voting Power
Shares		465,898
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		465,898

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 465,898

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G	Page 3 of 8

CUSIP No. 75733 R 601

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tamara L. Wall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒   Joint filing pursuant to 13d-1(k)(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. citizen

	5.	Sole Voting Power
		0

Number of	6.	Shared Voting Power
Shares		465,898
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		465,898

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 465,898

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer RedEnvelope, Inc.

(b)	Address of Issuer’s Principal Executive Offices 201 Spear Street, 3rd Floor San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing R. Ian Chaplin Tamara L. Wall

Attached as Exhibit 1 is a copy of an agreement between the persons filing that this Schedule 13G is being filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence For both R. Ian Chaplin and Tamara L. Wall: 4225 Executive Square, Suite 1150, La Jolla CA 92037

(c)	Citizenship R. Ian Chaplin and Tamara L. Wall are both citizens of the United States.

(d)	Title of Class of Securities This Schedule 13G report relates to the Common Stock, par value $.01 (the “Common Stock”) of RedEnvelope, Inc. (“the Company”).

(e)	CUSIP Number 75733R601

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) (e)	☐ ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8). An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

     Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: R. Ian Chaplin is the record holder of 414, 052 shares of Common Stock.

Tamara L. Wall is the record holder of 51,846 shares of Common Stock.

By virtue of their spousal relationship, each of R. Ian Chaplin and Tamara L. Wall may be deemed to beneficially own and share the power to direct the disposition and vote an aggregate of 465,898 shares of Common Stock.

(b)	Percent of class: 5.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0 shares of Common Stock

(ii)	Shared power to vote or to direct the vote 465,898 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of 0 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of 465,898 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. The undersigned also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date: February 12, 2004

By:	/s/ R. Ian Chaplin
R. Ian Chaplin

By:	/s/ Tamara L. Wall
Tamara L. Wall

Exhibit Index

Exhibit No.	Description
1	Agreement of Joint Filing